Exhibit 99.1

The Very Good Food Company Prices

US$30 Million Registered Direct Offering

Vancouver, British Columbia – October 15, 2021 – The Very Good Food Company Inc. (TSXV: VERY.V) (NASDAQ: VGFC) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, is pleased to announce that it has entered into definitive agreements with institutional investors for the purchase and sale of approximately 15,000,000 units of the Company (the “Units”) at a price of US$2.00 per Unit for gross proceeds to the Company of approximately US$30,000,000 pursuant to a registered direct offering (the “Offering”).

A.G.P./Alliance Global Partners is acting as lead placement agent for the Offering. Roth Capital Partners is acting as co-placement agent for the Offering.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of US$2.35, subject to adjustment in certain circumstances. The Warrants will be exercisable for five years from the closing of the Offering.

VERY GOOD intends to use the net proceeds from the Offering to scale its operations, to expand its geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

The Offering is expected to close on or about October 19, 2021, subject to the satisfaction of closing conditions, including but not limited to, receipt of conditional approval to list the Common Shares and Warrant Shares on the TSX Venture Exchange (the “TSXV”). VERY GOOD has notified The Nasdaq Stock Market LLC (the “Nasdaq”) of the Offering in accordance with Nasdaq rules and regulations.

The Offering is being made in the United States only under the Company’s amended and restated short form base shelf prospectus dated October 5, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in Canada, and included in the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Company will file a prospectus supplement (the “Supplement”) to the Base Shelf Prospectus with the applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as a prospectus supplement to the base prospectus included in the Registration Statement. Copies of the Supplement, including the Base Shelf Prospectus, will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Copies of the Supplement, including the Base Shelf Prospectus, may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking information, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward looking information contained or referred to in this news release includes statements relating but not limited to the intended use of the net proceeds from the Offering, the timing and ability of the Company to close the Offering, if at all, the number of Units offered or sold, the gross proceeds of the Offering, the timing and ability of the Company to obtain all necessary approvals, if at all, and the terms and jurisdictions of the Offering. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the timing and ability of the Company to close the Offering and to obtain all necessary approvals, if at all. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Registration Statement filed with the SEC at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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